[Eversheds Sutherland (US) LLP Letterhead]

October 19, 2022

Via EDGAR

Jeffrey W. Long

Division of Investment Management,

Disclosure Review and Accounting

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saratoga Investment Corp.

Dear Mr. Long:

On behalf of Saratoga Investment Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on October 17, 2022, in connection with the SEC’s review of the Company’s annual report on Form 10-K for fiscal year ended February 28, 2022 (the “Form 10-K”), as required by Section 408 of the Sarbanes-Oxley Act of 2002, as amended. The Staff’s comments are set forth below and are followed by the Company’s responses thereto.

1.	The Staff refers to Comment 2 in the Company’s response letter, dated October 13, 2022. Please confirm that the Company will reflect any incentive fees on income and any incentive fees on capital gains in the fees and expenses table in future filings. In addition, in future filings, please delete the following sentence in footnote (5) to the fees and expenses table: “We estimate this as zero for purposes of this table as these fees are hard to predict, as they are based on capital gains and losses.”

Response: The Company respectfully advises the Staff on a supplemental basis that the Company will reflect any incentive fees on income and any incentive fees on capital gains in the fees and expenses table in future filings. The Company will revise footnote (5) to the fees and expenses table to reflect the Staff’s comment in future filings.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0278.

Sincerely,

/s/ Payam Siadatpour
Payam Siadatpour

Cc:	Henri Steenkamp, Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary